Exhibit 12.1

XINYUAN REAL ESTATE CO., LTD.

Computation of Ratio of Earnings (before fixed charges) to Fixed Charges

	2004	2005	2006	2007	2008
Pre-tax income/(loss) from continuing operations before adjustment for minority interests	$5,895,147	$14,795,709	$27,283,762	$66,692,416	$(22,753,526)

Add fixed charges

Interest expense	820,149	834,469	727,041	3,204,011	—

Interest capitalized	481,977	890,621	1,482,299	11,261,835	32,247,680
Estimate of the interest within rental expense	288	1,435	3,223	20,413	49,205

Total fixed charges	1,302,414	1,726,525	2,212,563	14,486,259	32,296,885

Total of pre-tax income/(loss) from continuing operations before adjustment for minority interests plus fixed charges	7,197,561	16,522,234	29,496,325	81,178,675	9,543,359

Less interest capitalized	481,977	890,621	1,482,299	11,261,835	32,247,680
Add amortization of capitalized interest (amount of previously capitalized interest amortized to expense during the period)	481,977	890,621	1,482,299	4,371,632	9,850,674

Earnings (before fixed charges)	7,197,561	16,522,234	29,496,325	74,288,472	(12,853,647)

Ratio of earnings (before fixed charges) to fixed charges	5.53	9.57	13.33	5.13	—
Deficiency of earnings (before fixed charges) to fixed charges	—	—	—	—	$45,150,532